UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: July 11, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated July 10, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ANNOUNCES INVESTMENT IN TORM

Nassau, The Bahamas, July 10, 2003 — Teekay Shipping Corporation (Teekay) today announced its ownership of a 16 percent stake in A/S Dampskibsselskabet TORM (TORM). On July 4, 2003 Teekay acquired, through its wholly-owned subsidiary Pacific International Investments Inc., 2,906,000 shares of TORM at a price of DKK83 per share, representing a total investment of approximately US$37.3 million.

Headquartered in Copenhagen, Denmark, TORM is a leading carrier of refined petroleum products, operating three product tanker pools totaling over 60 vessels, including 21 owned vessels. In addition, TORM operates a drybulk carrier pool. TORM’s common shares are listed on the Copenhagen Stock Exchange and its ADSs are quoted on the NASDAQ.

“Teekay Shipping is pleased to be able to support TORM through the acquisition of these shares,” said Bjorn Moller, President and Chief Executive Officer of Teekay. “TORM is a well-managed company and is the leading consolidator in the product tanker market through its pooling concept.”

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services transporting more than 10 percent of the world’s sea-borne oil. With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide. Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Media enquiries contact:
Kirsten Douglas
Tel: +1 (604) 844-6615

For Investor Relations enquiries contact:
Jerome Holland
Tel: +1 (604) 844-6654

Web site: www.teekay.com